FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

September 21, 2005

DATAMIRROR CORPORATION
(Registrant’s name)

3100 Steeles Avenue East, Suite 700
Markham, Ontario, Canada L3R 8T3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F	_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	______	No	X

Documents Included as Part of this Report

No.	Document

1.	DataMirror Completes BEA Validation Program

Contacts:
Tom Giantsopoulos	Peter Cauley
Corporate Communications	Chief Financial Officer
DataMirror Corporation	DataMirror Corporation
905-415-0310 ext. 153	905-415-0310 ext. 271
tgiantsopoulos@datamirror.com	pcauley@datamirror.com

DataMirror Completes BEA Validation Program

DataMirror Transformation Server Delivers Real-Time Data to BEA WebLogic Platform

TORONTO and SANTA CLARA, Calif., - (September 21, 2005) - DataMirror®(NASDAQ: DMCX - News; TSX: DMC - News) today announced that Transformation Server has completed the BEA Validation Program and is now verified to integrate with BEA WebLogic Platform 8.1. By completing this program, DataMirror demonstrates that its unique Change Data Capture (CDC) technology is designed to seamlessly integrate with BEA Systems WebLogic by providing real-time data from systems such as DB2, Oracle, Sybase, MS SQL, UDB, EDIFACT, and XML directly to WebLogic. Together, DataMirror and BEA can deliver comprehensive real-time data integration for dynamic Web applications and business process management that can help enable real-time decision making.

DataMirror’s Transformation Server is designed to deliver data from mission-critical business systems to BEA WebLogic Server with low impact on source systems, providing an organization’s customers, partners and employees with real-time information. The solution can support high data volumes, in-flight transformation of data, event audit trails and bi-directional data integration capabilities.

“By bringing DataMirror’s CDC technology together with BEA WebLogic, we can help companies gain a competitive advantage by providing real-time data delivery for business process automation and composite application development,” said Nigel Stokes, CEO, DataMirror. “DataMirror can deliver low-risk, flexible, Change Data Capture technology that brings data from mission-critical business applications to BEA WebLogic Server.”

The BEA Validation Program provides a testing framework to verify the technical readiness of partner solutions that complement, operate with, or extend the BEA WebLogic Platform’ 8.1 or BEA WebLogic Workshop’ 8.1. Partners can validate the integration of their software applications and solutions with BEA WebLogic Platform 8.1 or test the interoperability of Java controls and integrated development environment (IDE) extensions with BEA WebLogic Workshop 8.1. The BEA Validation Program is open to all partners enrolled in the BEA Partner Program.

“By validating DataMirror Transformation Server on BEA WebLogic Platform 8.1, DataMirror has taken an important step in providing our customers real-time data feeds from almost any application on any database,”said Bala Ram, Product Manager, Connectivity and B2B products, BEA Systems, Inc. “The BEA validation program is designed to help accelerate adoption of partner solutions and to help increase market opportunities by assuring mutual customers that partner technology solutions are designed to integrate with the BEA WebLogic Enterprise Platform.”

For more information about the DataMirror partner program, visit

http://www.datamirror.com/partners/

For more information about the BEA Partner Program, visit http://www.bea.com/partners/

About DataMirror

DataMirror (NASDAQ: DMCX; TSX: DMC), a leading provider of real-time data integration, protection and java database solutions, improves the integrity and reliability of information across all of the systems that create and store data.  DataMirror’s flexible and affordable integration solutions allow customers to easily and continuously detect, translate, and communicate all information changes throughout the enterprise.

DataMirror helps customers make better decisions by providing access to the continuous, accurate information they need to take timely action and move forward faster.

Over 2,000 companies have gained tangible competitive advantage from DataMirror software.  DataMirror is headquartered in Markham, Canada and has offices around the globe.  For more information, visit www.datamirror.com.

# # #

"Safe Harbour" Statement under the United States Private Securities Litigation Reform Act of 1995:

Forward-looking statements in this press release, including statements regarding DataMirror Corporation's business which are not historical facts, are made pursuant to the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements of plans, objectives, strategies and expectations. The words "anticipate", "believe", "estimate" and "expect" and similar expressions are intended to identify forward-looking statements. Numerous important factors affect DataMirror's operating results and could cause DataMirror's actual results to differ materially from the results indicated by this press release or by any forward-looking statements made by, or on behalf of, DataMirror, and there can be no assurance that future results will meet expectations, estimates or projections. These factors include, but are not limited to, the following: the difficulty of developing, marketing and selling new products successfully; variability of quarterly operating results; dependence upon the continued growth and success of DataMirror's software products; competition; rapid technological change and new product introductions; dependence upon continued growth in the database and enterprise data integration markets; dependence upon relationships with complementary vendors and distribution channels; the ability to recruit and retain key personnel; risks of international operations, including currency exchange rate fluctuations and global economic conditions; possible software errors or defects; possible infringement claims by third parties; and other factors discussed in DataMirror’s Annual Information Form and other periodic filings with the United States Securities and Exchange Commission and other regulatory authorities. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those indicated in any forward-looking statements. DataMirror disclaims and does not assume any obligation to update these forward-looking statements.

Copyright 2005 DataMirror Corporation. DataMirror and the DataMirror family of related marks are registered trademarks of DataMirror Corporation. DataMirror and the DataMirror logo are registered in the U.S. Patent and Trademark office, the Canadian Intellectual Property Office, and may be pending or registered in other countries.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATAMIRROR CORPORATION

Date: September 21, 2005	By:	/s/ Peter Cauley

Title Chief Financial Officer